Exhibit 12
INTEGRATED ELECTRICAL SERVICES, INC., AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS OF DOLLARS)

	Year Ended September 30,
	2001	2002		2003	2004		2005
CONSOLIDATED
Earnings:
Income (loss) before taxes and cumulative effect of change in accounting principle	$27,890	$(10,164)		$8,994	$(112,463)		$(113,649)
Fixed charges	28,533	28,825		27,706	25,830		31,145

	$56,423	$18,661		$36,700	$(86,633)		$(82,504)

Fixed Charges:
Interest expense	$26,039	$26,695		$25,759	$23,198		$28,291
Portion of rental cost representing interest	2,494	2,130		1,947	2,632		2,854

	$28,533	$28,825		$27,706	$25,830		$31,145

Ratio of Earnings to Fixed Charges	2.0	0.6	(1)	1.3	(3.4	)(1)	(2.6	)(1)

(1)	The ratio of earnings to fixed charges for these years was less than one-to-one. The amount of the deficiency of the ratio of earnings to fixed charges for the years ended September 30, 2002, 2004 and 2005, was $10,164, $112,463 and $113,649, respectively.